United States securities and exchange commission logo





                            December 6, 2021

       Thomas Dempsey
       Chief Executive Officer
       Saddlebrook Resorts, Inc.
       5700 Saddlebrook Way
       Wesley Chapel, FL 33543

                                                        Re: Saddlebrook
Resorts, Inc.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed April 28,
2021
                                                            File No. 002-65481

       Dear Mr. Dempsey:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Item 15. Exhibits and Financial Statement Schedules

   1.                                                   We note that your
Section 906 certifications identify the incorrect period end as of
                                                        December 31. Please
amend your filing to provide corrected Section 906 certifications.
       Item 9A. Controls and Procedures

   2. We note you determined that a material weakness existed in your internal control over financial reporting due
to the lack of sufficient financial reporting and accounting personnel, the Company
 s inability to segregate various accounting functions, lack of a control function over
original documentation of agreements, and a lack of a documented control environment
with respect to your operating entities . We also note you concluded that your disclosure
controls and procedures were effective as of December 31, 2020 and
                                                        March 31, 2021. Please
more fully explain to us how management was able to conclude that disclosure
controls and procedures were effective given that internal controls over
 Thomas Dempsey
Saddlebrook Resorts, Inc.
December 6, 2021
Page 2
         financial reporting are an integral part of disclosure controls and procedures. Please be reasonably detailed in your response, and explain why the material weakness you identified did not impact your disclosure controls and procedures, as defined in Exchange
         Act Rules 13a- 15(e) and 15d-15(e).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 if
you have any questions.



FirstName LastNameThomas Dempsey                             Sincerely,
Comapany NameSaddlebrook Resorts, Inc.
                                                             Division of
Corporation Finance
December 6, 2021 Page 2                                      Office of Real
Estate & Construction
FirstName LastName